Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of a Bloomberg program, posted on msn.com, featuring Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”), on December 23, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the program is here:

https://www.msn.com/en-gb/money/other/there-are-too-many-dats-right-now-strive-ceo/vi-AA1SUPsC?ocid=BingNewsSerp

Matthew Cole on Bloomberg 12/23/25

Tue, Dec 23, 2025 12:26PM • 6:39

Speaker 1  00:01

Let's now take a look at Strive. Since it was announced back in May that it would form a Bitcoin Treasury company through a reverse murder at the time, it said it intends to build a Bitcoin war chest, let's bring in Strive CEO, Matt Cole. We should note Matt previously worked at CalPERS before moving over to crypto. Matt good to speak with you explain the value proposition of a digital asset Treasury company in December of 2025 after we've seen a reckoning with a lot of these companies, people questioning what kind of value they really offer when the underlying asset is declining and the stocks can't get much headwind or can't make.

Matt Cole  00:41

Thanks for having me. So there's a difference between, I would say, a well run digital asset Treasury company and and what you saw in the influx, which is a lot of companies that put Bitcoin or any other digital asset on their balance sheet with no plans or differentiation. And so for Strive, what we wanted to do is really build a Bitcoin Treasury company that will perform over the long run like amplified Bitcoin. And so we did that by launching a preferred equity SATA. We were the second issuer after strategy. We're the first issuer to have no debt on our balance sheet. And I think the strategy is working. It's very volatile. You can easily point to the high in our stock price, or any other ones, and called a question. But since we've announced the strategy on May 6, we've actually outperformed Bitcoin by over 34% our current mnav is 1.23% and that's because the market understands the strategy and the differentiation. And it's still very early in the days of Bitcoin Treasury companies, I think you're still going to see them evolve. You're going to see the business models evolve, but we definitely have come down from the highs as a sector.

Speaker 2  01:45

I have to wonder, you know, whether the market needs this many digital asset Treasury companies. Of course, strategy is the most famous. You have your shop as well. And we have a lot of other similar types of firms out there, basically offering very similar services. And I wonder, you know whether you see any sort of industry consolidation coming, especially if we continue to see crypto behave the way it has over the past few months.

Matt Cole  02:11

You're definitely starting to see consolidation. So Strive was the first Bitcoin Treasury company to announce a merger with the proposed acquisition of Semler Scientific. And Semler, for those that don't know, was the second US company after strategy to become a Bitcoin Treasury company. And so I would agree with your assessment, Katie, that there are too many digital asset Treasury companies today with no differentiation. I think over time, you'll start to see more sophisticated strategies emerge, and I think you'll actually see a growth in digital asset and specifically Bitcoin Treasury companies with specific differentiations. But I think this current version, I think lacks sufficient differentiation, and that's why you're seeing a lot of them trade below the value of the Bitcoin themselves.

Speaker 1  02:56

Matt, last week, we spoke with Jack Mallers. He's the 21 Capital CEO, and he spoke about how he thinks there are ways that investors should have more exposure to Bitcoin. Take a listen.

Jack Mallers  03:09

My general opinion is, I think these indexes should optimize to get bitcoin exposure somehow. I think it's very important that the passive investor has access to the best performing asset in human history, the best performing asset over the last 15 years, and now one of the largest assets in the world, at $1.8 trillion that's the size of these big mag seven tech companies. So I think that passive investors should have access to it.

Speaker 1  03:35

And he's referring, of course, to index compilers like MSCI, which has brought up the possibility of perhaps not including companies that are not operating companies and just hold Bitcoin as kind of an investment. You've pushed back against that idea. State your case for why you think digital asset Treasury companies should be included in the MSCI indexes.

Matt Cole  03:57

There's multiple reasons, but what I think is the most important reason is that it's not the job of an index provider like MSCI to pick and choose winners and Bitcoin Treasury companies. If run well, like Strive, I'm sure 21 will be the same. Like strategy, our operating companies, we have products, we have services. We're a structured finance company. So as an example, SATA is structured finance. It's a product out into the market, as Katie knows, we've known in our in the old version of Strive. Strive is also an asset manager. We have 13 ETFs that trade on the New York Stock is stock fund. Funny enough, we use Bloomberg for our indexes, and Bloomberg actually includes strategy in them. They have not excluded them, and it's been to the benefit of Bloomberg index holders, it's actually outperformed competitor, 500 funds. And I think the the first principle here is, like Jack Bogle, you want to own the market, you don't want to exclude funds. And yes, I want, I agree with Jack on maximizing Bitcoin exposure, but the role of a passive index funds is not to take a view. It's allow innovation. Occur and let winners occur where winners are. And I think that MSCI is probably concerned with how much success strategies had, and what that means for the percentage of holdings in their index, but I don't think that's a valid reason to exclude them.

Speaker 2  05:13

Well, just to be clear, mscis reasoning was that, you know, these look more like investment funds than they do operating companies. You're course, pushing back on that, but you did bring up something that I did want did want to ask you, Matt, I know you and Strive primarily first as an ETF issuer. As you mentioned, you've transitioned the company, you know, over the past couple years. So are you done with the ETF business at this point, or how does it fit into Strive overall?

Matt Cole  05:39

Yeah, we're still an ETF business. We're an asset manager first, and so we offer products out into the market. And so for us, the core principle here is that we want to maximize value. We push funds and companies and our indexes to maximize value. We at Strive are also focused on maximizing value and and part of the early days of Strive was really pushing back on the ESG movement. And I think our conclusion there is that we kind of won that mission, and we won it very quickly. And so to maximize value, we put ourselves on the Bitcoin standard. And we also think that that is an opportunity for companies within our index, ETFs, to actually, actually maximize value as well. So we still are doing it, but for Strive shareholders, their primary return will be from our Bitcoin operations.

Speaker 2  06:24

All right, Matt, great to get some time with you. Happy holidays when you get there. That is Strive CEO, Matt Cole.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction (the “proposed transaction”), the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Other risks, uncertainties and assumptions, including, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive’s issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that the actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Quarterly Report on Form 10-Q filed on November 14, 2025 and Strive’s Form S-4 filed on December 3, 2025, Semler Scientific’s Quarterly Report on Form 10-Q filed on November 12, 2025, and other documents subsequently filed by Strive and Semler Scientific with the SEC.

The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements contained herein speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction that includes an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC any other relevant documents concerning the proposed transaction.  A definitive Information Statement/Proxy Statement/Prospectus was sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive’s website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive’s Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the current directors and executive officers of Semler Scientific, and their ownership of Semler Scientific common stock is set forth in the section entitled "THE MERGER" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" included in Strive’s Form S-4 filed with the SEC on December 3, 2025 and Semler Scientific’s Current Report on Form 8-K filed with the SEC on October 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the current directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers  is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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